As filed with the Securities and Exchange Commission on July 13, 2006
================================================================================

Registration No. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                          INFOSYS TECHNOLOGIES LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not Applicable
                   (Translation of issuer's name into English)

                                Republic of India
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS,
                         formerly Bankers Trust Company
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                      Deutsche Bank Trust Company Americas
                                 ADR Department
                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100

       (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

  Francis Fitzherbert-Brockholes, Esq.              Jeffrey D. Saper, Esq.
           White & Case                             Steven V. Bernard, Esq.
           5 Old Broad Street                  Wilson Sonsini Goodrich & Rosati
           London EC2N 1DW                         Professional Corporation
           +44-20-7532-1000                            650 Page Mill Road
                                                       Palo Alto, CA 94304
                                                        (650) 493-9300

It is proposed that this filing become        [X]   immediately upon filing.
effective under Rule 466:                     [ ]   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

                                                            Proposed Maximum      Proposed Maximum
Title of Each Class of                    Amount to be       Aggregate Price     Aggregate Offering        Amount of
Securities to be Registered                Registered           Per Unit*              Price**         Registration Fee
---------------------------------------  --------------  ---------------------  --------------------  ------------------
American Depositary Shares evidenced by
American Depositary Receipts, each
American Depositary Share representing
one share, Rs. 5 par value, of Infosys      100,000,000
Technologies Limited (the "shares")           ADSs       $                0.05  $          5,000,000  $           535.00

*    Each unit represents one American Depositary Share.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

================================================================================

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                 Cross Reference

                                                                Location in Form of Receipt
Item Number and Caption                                         Filed Herewith as Prospectus
--------------------------------------------------------------  ------------------------------------------
1.  Name and address of depositary                              Face of Receipt, Introductory Article

2.  Title of American Depositary Receipts and identity of       Face of Receipt, Introductory Article
    deposited securities

    Terms of Deposit:
    (i)    The amount of deposited securities  represented      Face of Receipt, Introductory Article
           by one unit of American Depositary Receipts          upper right corner
    (ii)   The  procedure for voting, if any, the               Reverse of Receipt, Articles 15 and 16
           deposited securities
    (iii)  The collection and distribution of dividends         Reverse of Receipt,  Article 12
    (iv)   The transmission of notices, reports and proxy       Face of Receipt, Article 11, Reverse of
           soliciting material                                  Receipt, Article 15
    (v)    The sale or exercise of rights                       Reverse of Receipt, Article 13
    (vi)   The deposit or sale of securities resulting          Face of Receipt, Article 3, Reverse of
           from dividends, splits or plans of reorganization    Receipt, Articles 12 and 17
    (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt, Articles 20 and 21
           arrangements
    (viii) Rights of holders of American Depositary             Reverse of Receipt, Article 11
           Receipts  to inspect the books of the depositary
           and the list of holders of Receipts
    (ix)   Restrictions upon the right to transfer or withdraw  Face of Receipt, Articles 2, 4 and 6 the underlying securities
    (x)    Limitation upon the liability of the depositary      Reverse of Receipt, Articles 13, 18 and 21

3.  Fees and Charges                                            Face of Receipt, Article 7

ITEM 2.   AVAILABLE INFORMATION

Public reports furnished by issuer               Face of Receipt Article 11

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3.   EXHIBITS

(a)(1) Form of Amended and Restated Deposit Agreement. Form of Amended and Restated Deposit Agreement among Infosys Technologies Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt. Previously filed under SEC File Number 333-72199 on March 28, 2003.

(a)(2) Amendment No. 1 to Deposit Agreement. Amendment No. 1 to Deposit Agreement dated as of July 1, 2004 among Infosys Technologies Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt. Previously filed under SEC File Number 333-72199 on June 30, 2004.

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)     Certification under Rule 466.  Filed herewith as Exhibit (e).

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto and as previously filed under SEC File Number 333-72199 on February 11, 1999.

ITEM 4.   UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on July 11, 2006.

                                                Legal entity created by the
                                                agreement for the issuance of
                                                American Depositary Receipts for
                                                Registered Shares, Par Value
                                                Rs.5 each, of Infosys
                                                Technologies Limited.


                                                By: Deutsche Bank Trust Company
                                                    Americas, as Depositary


                                                By: /s/ Clare Benson
                                                    ----------------------------
                                                Name:  Clare Benson
                                                Title: Vice President


                                                By: /s/ Tom Murphy
                                                    ----------------------------
                                                Name:  Tom Murphy
                                                Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Infosys Technologies Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bangalore, India, on July 11, 2006.

                                         Infosys Technologies Limited


                                         By: /s/ V. Balakrishnan
                                             -----------------------------------
                                         Name:  V. Balakrishnan
                                         Title: Chief Financial Officer


                                         By: /s/ Nandan M Nilekani
                                             -----------------------------------
                                         Name:  Nandan M Nilekani
                                         Title: Chief Executive Officer,
                                                President and Managing Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nandan M. Nilekani, to act as his/her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on July 11, 2006.

Signature                            Title
------------------------------       ------------------------------------------


              *                      Chairman of the Board and Chief Mentor
------------------------------
N.R. Narayana Murthy


/s/ Nandan M. Nilekani               Chief Executive Officer, President,
------------------------------       Managing Director and Chairman,  Management
Nandan M. Nilekani                   Council (Principal  Executive Officer)


/s/ V. Balakrishnan                  Chief Financial Officer (Principal
------------------------------       Financial and Accounting Officer)
V. Balakrishnan


              *                      Director and Head - Administration,
------------------------------       Education and Research and Human Resources
T.V. Mohandas Pai


              *                      Lead Independent Director
------------------------------
Deepak Satwalekar


              *                      Director
------------------------------
Marti G. Subrahmanyam


              *                      Director
------------------------------
Sridhar A. Iyengar


              *                      Director
------------------------------
Omkar Goswami


/s/ David Boyles                     Director
------------------------------
David Boyles

/s/ Jeffrey Lehman                   Director
------------------------------
Jeffrey Lehman


              *                      Director
------------------------------
Rama Bijapurkar


              *                      Director
------------------------------
Claude Smadja


              *                      Chief Operating Officer, Deputy Managing
------------------------------       Director and Head - Customer Service and
S. Gopalakrishnan                    Technology


              *                      Director and Head - Information  Systems,
------------------------------       Quality and Productivity, and Communication
K. Dinesh                            Design Group


/s/ S.D. Shibulah                    Director and Head - Worldwide Sales and
------------------------------       Customer Delivery (U.S. Representative)
S.D. Shibulal


              *                      Director  and Head - Strategic Groups and
------------------------------       Co-Customer Delivery
Srinath Batni


By: /s/ Nandan M. Nilekani           Attorney-in-fact
    --------------------------
    Nandan M. Nilekani

Infosys Technologies Limited         Authorized Representative in the United
                                     States


By: /s/ S.D. Shibulal
    --------------------------
Name:  S.D. Shibulal
Title: Director and Head -
       Worldwide Customer
       Delivery

* Original powers of attorney authorizing Nandan M. Nilekani to sign this amendment to the Registration Statement on behalf of the above-named directors and executive officers have been filed with the Commission.

                                INDEX TO EXHIBITS

                                                                   Sequentially
Exhibit Number                                                     Numbered Page
---------------------------------------------------------------    -------------
(a)(1) Form of Amended and  Restated  Deposit Agreement.
       Previously  filed under SEC File Number 333-72199 on
       March 28, 2003.

(a)(2) Amendment No. 1 to Deposit Agreement. Previously filed under SEC File Number 333-72199 on June 30, 2004.

(d)    Opinion of White & Case, counsel to the Depositary.

(e)    Certification under Rule 466.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto and as previously filed under SEC File Number 333-72199 on February 11, 1999.